FIRST QUARTER REPORT March 31, 2005

Dear Shareholders:

Brookfield’s funds from operations (“FFO”) for the three months ended March 31, 2005, was $99 million ($0.42 per share) compared to $112 million ($0.47 per share) for the same period in 2004. The 2004 results included a $16 million leasing fee realized upon the successful completion of the sublease at 300 Madison Avenue. Excluding this fee, the comparative FFO was $96 million ($0.40 per share).

Net income for the quarter totaled $43 million ($0.18 per share), compared to $52 million ($0.22 per share), including the leasing fee and associated non-cash taxes, and $38 million ($0.16 per share) on a comparable basis.

MAJOR INITIATIVES IN THE FIRST QUARTER OF 2005

>	Increased common share dividend by 70% , reflecting the company’s belief in the strength of its underlying business as leasing markets recover across North America. Subsequent to the first quarter, the Board of Directors of Brookfield declared the quarterly common share dividend of $0.18 per share on a post-stock split basis payable on June 30, 2005 to shareholders of record at the close of business on June 1, 2005.

>	Completed three-for-two stock split in the form of a stock dividend to ensure Brookfield’s shares remain accessible to individual shareholders and to further enhance the liquidity of the company’s shares. On March 31, 2005, shareholders of record at the close of business on March 15, 2005 received one Brookfield common share for each two common shares held.

>	Repurchased approximately 1.2 million common shares of the company during the first quarter of 2005, bringing the total number of shares repurchased since the inception of the company’s normal course issuer bid in 1999 to approximately 20 million at an average price of $13.93 per share on a post-stock split basis. In total, Brookfield has invested $271 million repurchasing its common shares since 1999.

OPERATING HIGHLIGHTS

During the quarter, Brookfield’s core markets continued to improve as the rebound in the North American economy took hold. Brookfield’s portfolio-wide occupancy rate increased to 93.8% at the end of the quarter compared to 92.7% at December 31, 2004. In Brookfield’s core markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate increased to 95.2% at March 31, 2005 compared to 94.0% at December 31, 2004.

Operating highlights for the first quarter:

>	Earned commercial property operating income of $169 million compared with $163 million during the same period in 2004 when the impact of the $16 million leasing fee is excluded, or $179 million when included. This increase is due to same property NOI growth and the contribution from two Washington, D.C. acquisitions which were purchased after the first quarter of 2004.

>	Leased 1.1 million square feet of space, three times the amount contractually expiring, including:

New York

-	A fifteen-year lease with the U.S. Securities & Exchange Commission for 225,000 square feet at Three World Financial Center

-	Seven-year expansion with Royal Bank of Canada for 42,000 square feet at One Liberty Plaza

Toronto

-	Eight-year renewal with National Bank for 139,000 square feet at Exchange Tower

-	Five-year renewal with Land Registry for 90,000 square feet at Atrium on Bay

Q1/2005 INTERIM REPORT	1

-	Five-year renewal/expansion with Robert Half Canada for 24,000 square feet at Bay Wellington Tower

Calgary

-	Ten-year expansion with Talisman Energy for 60,000 square feet at Bankers Hall

-	Ten-year expansion with EnCana Corporation for 60,000 square feet at Bankers Hall

Denver

-	Nine-year extension with Morrison & Forester for 24,000 square feet at Republic Plaza

>	Earned $13 million of operating income from residential land development operations, an increase of $5 million over the same period in 2004, reflecting the continued strength in the Alberta housing market.

PRIMARY MARKET HIGHLIGHTS

The majority of Brookfield’s primary markets have shown significant improvement during the quarter. The positive momentum in Lower Manhattan and Calgary is particularly noteworthy.

Lower Manhattan: In addition to the relocation of the U.S. Securities and Exchange Commission’s northeast regional head office to Three World Financial Center, Brookfield Properties is moving its head office to Three World Financial Center in May 2005, vacating a floor at One Liberty Plaza into which the Royal Bank of Canada is expanding.

A number of retail leases have recently been signed at the World Financial Center including the New York pub P.J. Clarke’s, which will open this summer on the outdoor Plaza. Women’s apparel shop Ann Taylor has also renewed its lease. With 33,000 people working at the World Financial Center, 35,000 residents in Lower Manhattan, and two million visitors annually to the Winter Garden, the World Financial Center is firmly established as downtown’s dominant destination.

Calgary: The economic boom in Alberta driven by the oil and gas industry has resulted in double-digit annual gains in retail sales growth, home sales, exports and manufacturing shipments in the Western Canadian province. Unemployment stands at a healthy 4.2%. With a rapidly expanding tenant base, the demand for office space in downtown Calgary is strong. Market vacancy is 6.4%; Brookfield has virtually no vacancy in its seven million square foot portfolio.

ACCOUNTING CHANGE

Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.

DIVIDEND DECLARATION

The Board of Directors of Brookfield declared a 70% increase in the quarterly common share dividend to $0.18 per share on a post-stock split basis payable on June 30, 2005 to shareholders of record at the close of business on June 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I, J and K preferred shares were also declared payable on June 30, 2005 to shareholders of record at the close of business on June 15, 2005.

OUTLOOK

As the economic recovery proceeds and yields sustained job growth, we are optimistic that our high-quality office assets in high-growth markets will continue to attract quality tenants and position us for long-term growth. Additionally, we are encouraged by the strong Western Canadian economy which has produced better-than-anticipated office and residential demand.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO
April 27, 2005

2	Brookfield Properties Corporation

Management’s Discussion and Analysis

OVERVIEW

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At March 31, 2005, the book value of Brookfield’s assets was $8.6 billion, 90% of which was invested in premier office properties. The company generated $99 million of funds from operations or $0.42 per share during the first quarter of 2005.

The following discussion and analysis is intended to provide readers with an assessment of Brookfield’s performance during the first quarter of the past two years as well as the company’s financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which are included on page 20 of this report. Much of the discussion of operating performance is based on funds from operations for reasons discussed on page 10. The company also provides a full reconciliation to net income and an assessment of its performance on the same basis. Additional information, including the company’s Annual Report and Annual Information Form, is available on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

OPERATING STRATEGY

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of high-growth cities in North America. Brookfield’s portfolio consists of 46 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity. The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington, D.C., Toronto and Calgary comprising 86% of the portfolio net operating income. Brookfield intends to continue its strategy of concentrating its operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of the company’s tenant relationships within these markets.

Additionally, Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages, both directly and with a joint venture partner, in excess of 150 million square feet of space across North America. This includes the company’s own commercial properties, properties managed for institutional investors and third party managed properties. This scale provides Brookfield with the platform to deliver superior service to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan. The company also owns a land development and housing operation.

OPERATING RESULTS

	Three months ended March 31
(Millions, except per share amounts)	2005	2004

Total revenue	$335	$326
Funds from operations (FFO)	99	112
FFO per share — basic and diluted	0.42	0.47
Net income	43	52
Net income per share — basic and diluted	0.18	0.22

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Commercial properties	$6,977	$6,693
Total assets	8,576	8,504
Commercial property debt	4,616	4,550
Capital base	3,412	3,434

Q1/2005 INTERIM REPORT	3

ASSET PROFILE

Total assets increased by approximately $72 million to $8.6 billion at March 31, 2005. The increase in total assets is primarily attributable to the investment of $28 million into the expansion of the company’s residential operations and the addition of $26 million to our investment grade bond portfolio. The following is a summary of the company’s assets:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Commercial properties	$6,977	$6,693
Development properties	469	716
Receivables and other	743	698
Marketable securities	311	285
Cash and cash equivalents	76	112

Total	$8,576	$8,504

COMMERCIAL PROPERTIES

The consolidated carrying value of the company’s North American properties is approximately $245 per square foot, which is significantly less than the estimated replacement cost of these assets. Brookfield’s core properties are on average 1.4 million square feet in size. The reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties accounts for substantially all of the change in both commercial and office development properties from December 31, 2004. A breakdown of the company’s commercial properties by region is as follows:

	Leasable	Brookfield	Mar. 31	Dec. 31
	Area	Owned Interest	2005	2004
Region	(000s Sq. Ft.)	(000s Sq. Ft.)	(Millions)	(Millions)

New York, New York	12,453	10,738	$3,816	$3,542
Boston, Massachusetts	2,163	1,103	328	328
Washington, D.C.	1,557	1,557	438	439
Toronto, Ontario	7,882	5,050	1,083	1,068
Calgary, Alberta	6,331	3,166	441	448
Denver, Colorado	3,017	2,811	369	370
Minneapolis, Minnesota	3,008	3,008	418	414
Other	926	926	84	84

Total	37,337	28,359	$6,977	$6,693

DEVELOPMENT PROPERTIES

Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business. The total book value of this development land and infrastructure was $469 million at March 31, 2005, a decrease of $247 million from $716 million at December 31, 2004. The decrease is primarily attributable to the reclassification of both Three World Financial Center and Hudson’s Bay Centre to commercial properties during the quarter. The details of Brookfield’s development properties are as follows:

			Mar. 31, 2005	Dec. 31, 2004
	Buildable Sq. Ft.		(Millions)	(Millions)	Change

Commercial developments and infrastructure
Bay-Adelaide Centre, Toronto	1,800,000		$101	$101	$—
Three World Financial Center, New York	—		—	248	(248)
Hudson’s Bay Centre, Toronto	—		—	29	(29)
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Hall, Calgary	500,000
Republic Plaza, Denver	400,000

	4,200,000		23	21	2

	6,000,000	*	$124	$399	$(275)
Residential development land and infrastructure
Under development			136	132	4
Held for development			209	185	24

Total			$469	$716	$(247)

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

4	Brookfield Properties Corporation

(a) Commercial developments and infrastructure

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately six million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary and Denver, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status

New York, New York
401 West 31st Street	West 31st Street				- Being zoned for potentially
	at Ninth Avenue	100%	2,500,000		2.5 million square feet of office
Toronto, Ontario
Bay-Adelaide Centre	Bay and Adelaide
	Streets	50%	1,800,000		- Planning
BCE Place III	Third tower of current
	BCE Place project	65%	800,000		- Planning
Calgary, Alberta
Bankers Hall	East and West Parkades	50%	500,000		- Planning
Denver, Colorado
Republic Plaza	Downtown Denver	100%	400,000		- Planning

Total			6,000,000	*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

(b) Residential development land and infrastructure

Brookfield’s land development operations are focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. The book value of these investments at March 31, 2005 totaled $345 million, compared with $317 million at December 31, 2004. The increase was primarily attributable to acquisitions, offset by residential inventory sold. The details of the residential development land under development and held for development are as follows:

	Under Development
	Number of Lots		Book Value (Millions)
	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004

Alberta	1,999	2,585	$79	$90
Ontario	1,339	1,593	30	16
Colorado	979	818	25	22
Texas and other	30	30	2	4

Total	4,347	5,026	$136	$132

	Held for Development
	Number of Lots		Book Value (Millions)
	Mar. 31, 2005	Dec. 31, 2004	Mar. 31, 2005	Dec. 31, 2004

Alberta	27,838	22,795	$153	$125
Ontario	4,892	4,893	27	28
Colorado	3,076	3,222	21	24
Texas and other	2,080	2,080	8	8

Total	37,886	32,990	$209	$185

Q1/2005 INTERIM REPORT	5

RECEIVABLES AND OTHER

Receivables and other assets increased to $743 million at March 31, 2005 from $698 million at December 31, 2004. Receivables increased to $479 million at March 31, 2005 from $435 million at December 31, 2004 due to additional straight line and free rent receivable recognized in the first quarter. The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Receivables and real estate mortgages	$479	$435
Prepaid expenses and other assets	259	259
Non-core real estate assets held for sale	5	4

Total	$743	$698

CAPITAL RESOURCES AND LIQUIDITY

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Funds from operations represent the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. Brookfield seeks to increase income from the company’s existing properties by maintaining quality standards which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Other sources of revenue include third-party fees generated by the company’s real estate management, leasing and development businesses. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow the company to reinvest and retain cash generated by operations without incurring cash taxes.

Brookfield’s commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 60% to 70% loan-to-appraised-value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance commercial property, and as a result, enhances equity returns.

As at March 31, 2005, Brookfield had approximately $214 million (December 31, 2004 - $216 million) of indebtedness outstanding to Brascan Corporation and its affiliates.

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level, and excess cash is used to repay revolving credit lines and invested in short-term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at amortized cost with a fair value which approximates their book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007. As at March 31, 2005, cash balances decreased to $76 million from $112 million at December 31, 2004 as excess funds were invested in marketable securities which increased to $311 million from $285 million at December 31, 2004.

6	Brookfield Properties Corporation

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.6 billion is financed with a combination of debt, preferred shares and common equity. The components of Brookfield’s liabilities and shareholders’ interests are as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Liabilities
Commercial property debt	$4,616	$4,550
Accounts payable and other liabilities	432	424
Future income tax liability	116	96
Capital securities	1,060	1,069

Shareholders’ interests
Minority interests of others in properties	54	53
Preferred shares
Subsidiaries	317	320
Corporate	45	45
Common shares	1,936	1,947

Total	$8,576	$8,504

COMMERCIAL PROPERTY DEBT

Commercial property debt increased by $66 million to $4.6 billion at March 31, 2005 from December 31, 2004. The increase consists of additional corporate borrowing, offset by principal amortization. Commercial property debt at March 31, 2005 had an average interest rate of 6.5% and an average term to maturity of 11 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.

Commercial property debt, in order of maturity, is as follows:

				Brookfield
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

One World Financial Center	New York	4.13	2007	$300	Recourse, floating rate
TD Canada Trust Tower	Toronto	6.53	2007	107	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	110	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	411	Non-recourse, fixed rate
245 Park Avenue	New York	6.50	2011	247	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	2011	75	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	64	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	55	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	696	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	365	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	297	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	150	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	2014	130	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	43	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	74	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	98	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	84	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	2028	152	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	88	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	2.00	2012	126	Non-recourse, floating rate
Development and other debt	—			204	Various terms
Corporate credit facility	—			118	Recourse, floating rate

Total		6.50		$4,616

Q1/2005 INTERIM REPORT	7

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Mar. 31, 2005

Remainder 2005	$106	$33	$139	7.4%
2006	147	220	367	7.1%
2007	149	475	624	5.2%
2008	157	110	267	6.8%
2009	171	12	183	6.8%
2010 and thereafter	—	3,036	3,036	6.5%

Total	$730	$3,886	$4,616	6.5%

The only significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003 in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. It is expected this facility will be refinanced in the future with long-term, fixed-rate debt.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million. This facility had a floating interest rate of approximately 4% and was drawn in the amount of $118 million as at March 31, 2005.

CONTRACTUAL OBLIGATIONS

The following table presents contractual obligations of the company over the next five years:

	Payments Due By Period
		Less Than
(Millions)	Total	One Year	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$4,616	$139	$991	$450	$3,036
Other obligations	138	110	28	—	—

Total	$4,754	$249	$1,019	$450	$3,036

Other obligations include debt attributable to the land development operations. See Note 8 of the consolidated interim financial statements for further discussion on other obligations. The company also has properties situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $973 million in total on an undiscounted basis.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

Brookfield conducts its operations through entities that are fully or proportionately consolidated in the financial statements except for its investment in Brookfield LePage Johnson Controls, which is equity accounted. Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 15 to the consolidated financial statements.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $432 million at March 31, 2005, compared with $424 million at December 31, 2004. The change is primarily due to the timing of interest payments. Total debt attributable to the land development business at March 31, 2005 was $138 million, compared with $135 million at December 31, 2004. This financing is primarily recourse in nature to subsidiaries of the company and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing carried an average interest rate of 4.5%. A break down of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Accounts payable	$294	$289
Other obligations	138	135

Total	$432	$424

8	Brookfield Properties Corporation

FUTURE INCOME TAXES

At March 31, 2005, the company had a future income tax liability of $116 million compared to $96 million at December 31, 2004, an increase of $20 million reflecting the utilization of tax losses during the quarter.

CAPITAL SECURITIES

Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of our common shares upon their conversion by the holder as liability. As a result, certain of the company’s class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense. See Note 2 to the consolidated interim financial statements for further discussion. The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	Mar. 31, 2005	Dec. 31, 2004

Class AAA Series E	8,000,000	70% of bank prime	$165	$167
Class AAA Series F	8,000,000	6.00%	165	167
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	165	167
Class AAA Series I	8,000,000	5.20%	165	167
Class AAA Series J	8,000,000	5.00%	165	167
Class AAA Series K	6,000,000	5.20%	125	124

Total			$1,060	$1,069

MINORITY INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of the company’s Canadian assets other than BCE Place, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington, D.C. assets. The following table details the components of minority interests of others in properties:

(Millions)	Equity Ownership	Mar. 31, 2005	Dec. 31, 2004

Common shares of BPO Properties	11.0%	$43	$42
Limited partnership units of Brookfield Financial Properties	0.6%	11	11

Total		$54	$53

Minority interests of others in BPO Properties increased by $1 million to $43 million at December 31, 2004, primarily due to increased earnings during the first quarter of 2005.

PREFERRED SHARES – SUBSIDIARIES AND CORPORATE

In addition to the preferred shares classified as capital securities, the company has $362 million of preferred equity outstanding at March 31, 2005 consisting of $45 million issued by Brookfield and $317 million issued by its consolidated subsidiaries. These preferred shares represent low-cost capital to the company, without dilution to the common equity base. Dividends paid on preferred shares issued by the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interests of others in properties expense.

a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2005	Dec. 31, 2004

BPO Properties
	1,805,489	Series G	70% of bank prime	$37	$38
	3,816,527	Series J	70% of bank prime	79	80
	300	Series K	30-day BA + 0.4%	123	124
	2,847,711	Series M	70% of bank prime	59	59
	800,000	Series N	30-day BA + 0.4%	17	17

				$315	$318
100%-owned subsidiaries				2	2

Total				$317	$320

Q1/2005 INTERIM REPORT	9

b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2005	Dec. 31, 2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

During the first quarter of 2005, the company paid preferred dividends of $1 million, consistent with the same period in 2004.

COMMON SHARES

On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.

As at March 31, 2005, the company had 232,332,041 issued and outstanding common shares. On a diluted basis, the company had 237,581,325 common shares outstanding, calculated as follows:

	Mar. 31, 2005	Dec. 31, 2004

Common shares outstanding	232,332,041	233,387,780
Unexercised options	5,249,284	4,692,869

Common shares outstanding – diluted	237,581,325	238,080,649

Common shares repurchased	1,190,000	2,114,850

Note: All amounts on a post-split basis.

The diluted book value per common share at March 31, 2005 was $8.49 compared with $8.41 at December 31, 2004. During the quarter ended March 31, 2005, the company repurchased 1.2 million shares under its normal course issuer bid at an average price of $26.20 per share. Since the inception of the normal course issuer bid in 1999, approximately 20 million shares on a post-split basis have been repurchased at an average price of $13.93 per share.

The book value of Brookfield’s common equity was $1.9 billion at March 31, 2005, compared with a market equity capitalization of approximately $6.0 billion, calculated as total common shares outstanding multiplied by $25.67, the closing price per common share on the New York Stock Exchange on March 31, 2005.

OPERATING RESULTS

FUNDS FROM OPERATIONS

Funds from operations (“FFO”) is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. While Brookfield believes that FFO is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO substantially in accordance with the definition provided by the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada. FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada, and should not be considered as an alternative to GAAP measures.

10	Brookfield Properties Corporation

For the three months ended March 31, 2005, Brookfield’s FFO was $99 million ($0.42 per share) compared to $112 million ($0.47 per share) during the same period in 2004. The decrease relates to the leasing fee of $16 million ($0.07 per share) realized upon the successful completion of a sublease at 300 Madison Avenue in 2004. After providing for preferred share dividends, Brookfield’s FFO per diluted share is as follows:

	Three months ended March 31
(Millions, except per share information)	2005	2004*

FFO	$99	$112
Preferred share dividends	(1)	(1)

FFO available to common shareholders	$98	$111
Weighted average common shares outstanding — diluted	234.9	236.2

FFO per share — diluted	$0.42	$0.47

*	Adjusted for the stock-split on March 31, 2005.

FUNDS FROM OPERATIONS AND NET INCOME

A summary of the components of Brookfield’s funds from operations and net income are as follows:

	Three months ended March 31
(Millions, except per share amounts)	2005	2004

Total revenue	$335	$326

Net operating income
Commercial property operations	$169	$179
Development and residential operations	13	8
Interest and other	11	14

	193	201
Unallocated costs	94	89

Funds from operations	99	112

Depreciation and amortization	36	34
Unrealized foreign exchange on preferred share restatement	—	(4)
Taxes and other non-cash items	20	30

Net income	$43	$52

Funds from operations per share — basic and diluted	$0.42	$0.47

Net income per share — basic and diluted	$0.18	$0.22

Notes:

(i)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities.

(ii)	Per share amounts include the effect of the three-for-two common stock split.

COMMERCIAL PROPERTY OPERATIONS

For the three month period ended March 31, 2005, total commercial property operations contributed $169 million of net operating income, compared with $179 million during the same period in 2004. The decrease relates to the leasing fee of $16 million realized upon the successful completion of a sublease at 300 Madison Avenue in the first quarter of 2004.

COMPONENTS OF COMMERCIAL NET OPERATING INCOME

The components of commercial property net operating income are as follows:

	Three months ended March 31
(Millions)	2005	2004

Rental revenue	$269	$271
Property operating costs	(100)	(92)

Net operating income	$169	$179

Q1/2005 INTERIM REPORT	11

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, acquisitions net of dispositions, and straight-line rental income. The growth in net operating income during the first quarter in each of the past two years is as follows:

	Three months ended March 31
(Millions)	2005	2004

Net operating income, prior period	$179	$150
(a) Contractual increases on in-place leases	—	2
(b) Rental increases achieved on in-place rents when re-leased	—	1
(c) Lease-up of vacancies	1	—
(d) Acquisitions, net of dispositions	5	5
(e) Straight-line rental income	—	5
(f) Other	(16)	16

Net operating income, end of period	$169	$179

(a) Contractual increases on in-place leases

Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of not realizing these increases. During the three months ended March 31, 2004, net operating income increased $2 million due to contractual increases.

(b) Rental increases achieved on in-place rents when re-leased

During the first quarter of 2005, rental rates on the re-leasing of space in the portfolio remain flat compared with $1 million of additional net operating income in 2004. At March 31, 2005, average in-place net rents throughout the portfolio remained constant at $23 per square foot as compared with March 31, 2004. The first quarter 2005 average market net rent was $25 per square foot compared with $24 per square foot during the same period in 2004.

The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets as at March 31, 2005:

	Gross	Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown Manhattan	2,786	20	$38	$52
Downtown Manhattan	9,667	9	30	25
Boston, Massachusetts	2,163	5	30	32
Washington, D.C.	1,557	16	29	38
Toronto, Ontario	7,882	7	21	21
Calgary, Alberta	6,331	9	14	18
Denver, Colorado	3,017	4	14	15
Minneapolis, Minnesota	3,008	8	9	13
Other	926	12	9	15

Total*	37,337	10	$23	$25

*	Excludes developments.

12	Brookfield Properties Corporation

(c) Lease-up of vacancies

Contributions to net operating income from vacancy lease-ups in the first quarter of 2005 increased by $1 million compared with the same period in 2004. Brookfield’s occupancy rate in its primary markets of New York, Boston, Washington, D.C., Toronto and Calgary was 95.2% at March 31, 2005 compared with 94.0% at December 31, 2004 with the continuing lease up of Three World Financial Center. The contribution to net operating income from vacancy lease up is expected to increase in the future as properties previously acquired or developed with vacancies are leased up. A summary of current and historical occupancy levels is as follows:

	Mar. 31, 2005		Dec. 31, 2004
	Total	%	Total	%
	(000s Sq. Ft.)	Leased	(000s Sq. Ft.)	Leased

New York, New York	12,453	94.3	12,453	92.1
Boston, Massachusetts	2,163	98.6	2,163	96.8
Washington, D.C.	1,557	93.2	1,557	93.2
Toronto, Ontario	7,882	93.0	7,882	93.3
Calgary, Alberta	6,331	98.9	6,331	98.4
Denver, Colorado	3,017	86.4	3,017	85.4
Minneapolis, Minnesota	3,008	86.3	3,008	85.8
Other	926	91.3	926	90.5

Total*	37,337	93.8	37,337	92.7

New York/Boston/Washington /Toronto/Calgary	30,386	95.2	30,386	94.0
Denver/Minneapolis/Other	6,951	87.0	6,951	86.2

Total*	37,337	93.8	37,337	92.7

*	Excludes developments.

During the first quarter of 2005, Brookfield leased 1.1 million square feet of space, approximately three times the amount of space contractually expiring. This includes 0.7 million square feet of new leases and 0.4 million square feet of renewals. The details of Brookfield’s leasing activities for the first quarter of 2005 are as follows:

December 31, 2004			2005 Activities						March 31, 2005
					Expiring		Leasing
				Accelerated	Net Rent		Net Rent	Acq.
(Thousands of square feet)	GLA(1)	Leased	Expiries	Expiries	per Sq. Ft.-$	Leasing	per Sq. Ft.-$	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,749	—	—		10		—	2,786	2,759
Lower Manhattan	9,667	8,744	(102)	(63)		421		—	9,667	9,000
Boston, Massachusetts	2,163	2,103	—	—		34		(1)	2,163	2,136
Washington, D.C.	1,557	1,490	—	—		—		—	1,557	1,490
Toronto, Ontario	7,882	7,449	(142)	(231)		354		—	7,882	7,430
Calgary, Alberta	6,331	6,247	(3)	(110)		139		—	6,331	6,273
Denver, Colorado	3,017	2,657	(58)	(51)		134		(1)	3,017	2,681
Minneapolis, Minnesota	3,008	2,655	(13)	(4)		31		(1)	3,008	2,668
Other	926	863	—	(2)		8		(1)	926	868

Total	37,337	34,957	(318)	(461)	$ 20	1,131	$21	(4)	37,337	35,305

(1)	Excludes developments.

(d) Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The acquisition of properties in Washington, D.C. in 2004 contributed an additional $5 million of net operating income in 2005, which is consistent with the contribution from the completion of the development project at 300 Madison Avenue in New York, net of dispositions, for the same period in 2004.

(e) Straight-line rental income

The company recognized $5 million of straight-line rental income in the first quarter of 2005, unchanged from the same period in 2004.

Q1/2005 INTERIM REPORT	13

(f) Other

During the first quarter of 2004, the company realized a $16 million leasing fee upon the successful completion of a sublease at 300 Madison Avenue.

TENANT RELATIONSHIPS

An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft. (2)	Sq. Ft.(2)	Rating (3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	11.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2029	2,033	5.4%	A+
JPMorgan Chase	New York	2021	1,011	2.7%	A+
RBC Financial Group	Five major markets	2020	909	2.4%	AA-
Petro-Canada	Calgary	2013	848	2.3%	BBB
Target Corporation	Minneapolis	2013	774	2.1%	A+
Imperial Oil	Calgary	2011	633	1.7%	AAA
Talisman Energy	Calgary	2015	486	1.3%	BBB+
Pepco Holdings Inc.	Washington, D.C.	2028	364	1.0%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2014	323	0.9%	A-
Canadian Natural Resources	Calgary	2011	277	0.7%	BBB+
Goldman Sachs	New York	2015	274	0.7%	A+
Lehman Brothers	New York	2010	253	0.7%	A+
EnCana Corporation	Calgary	2013	252	0.7%	A-
Anadarko Canada Corporation	Calgary	2011	235	0.6%	Baa1
Bank of Nova Scotia	New York	2014	230	0.6%	AA-
Bell West/Bell Canada	Calgary/Toronto	2011	226	0.6%	A
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	AA
TD Canada Trust	Toronto/Calgary	2010	196	0.5%	A+
Government and related services	Various	Various	977	2.6%	BBB- or higher
Other investment grade	Various	Various	3,174	8.5%	BBB- or higher

			18,374	49.2%

Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	456	1.2%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.2%	—
Goodwin Procter	Boston	2015	386	1.0%	—
Wellington Management	Boston	2011	351	0.9%	—
National Assoc. of Securities Dealers	New York/Denver	2021	277	0.7%	—
Major League Baseball	New York	2012	109	0.4%	—

Total			20,399	54.6%

(1)	Weighted average based on square feet.

(2)	Prior to considering partnership interests in partially-owned properties.

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS).

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result of this strategy, approximately 5% of Brookfield’s leases mature annually.

14	Brookfield Properties Corporation

Following is the breakdown of lease maturities by market with associated in-place rental rates:

				New York/Boston/						Denver/Minneapolis/
	Total Portfolio			Washington, D.C.			Toronto/Calgary			Other
			Net			Net			Net			Net
	000’s		Rate per	000’s		Rate per	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently available	2,032	6.2		788	5.2		510	4.3		734	13.0
Remainder 2005	1,077	3.3	$24	376	2.5	$38	442	3.7	$18	259	4.6	$13
2006	1,536	4.7	15	621	4.1	16	514	4.3	16	401	7.1	10
2007	881	2.7	20	171	1.1	31	375	3.2	22	335	6.0	14
2008	1,955	6.0	22	646	4.3	32	657	5.5	20	652	11.6	13
2009	1,180	3.6	17	100	0.7	31	758	6.4	17	322	5.7	12
2010	2,096	6.4	27	679	4.5	38	1,066	9.0	24	351	6.2	17
2011	2,740	8.4	23	615	4.1	43	1,931	16.3	18	194	3.4	16
2012 & beyond	23,840	58.7	26	12,177	73.5	34	7,960	47.3	19	3,703	42.4	11

	37,337	100.0	$23	16,173	100.0	$34	14,213	100.0	$19	6,951	100.0	$11

Weighted average market net rent			$25			$32			$20			$14

*Excludes developments.

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in the first quarter of 2005 totaled $34 million, compared with the $8 million expended during the same period in 2004 due to an increase in the level of leasing activities.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last two years was $11 per square foot. Tenant installation costs are summarized as follows:

	Three months ended March 31
(Millions)	2005	2004

Commercial property tenant improvements
Leasing commissions	$1	$1
Tenant improvements - second generation space	33	7

Total	$34	$8

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $2 million during the first quarter of 2005, compared with $3 million during the same period in 2004. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.

Capital expenditures include revenue-enhancing capital expenditures which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to maintain the service life of an asset. The details of the company’s capital expenditures are summarized as follows:

	Three months ended March 31
(Millions)	2005	2004

Capital expenditures
Revenue enhancing	$2	$1
Non-revenue enhancing	—	2

Total	$2	$3

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Brookfield’s residential land development operations are focused in five markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; Denver, Colorado and Austin, Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, the company’s development and

Q1/2005 INTERIM REPORT	15

residential operations continued to benefit from the low interest rate environment and strong demand in the North American housing market.

Development and residential operations contributed $13 million of income for the first quarter of 2005, an increase of $5 million or 63% over 2004, reflecting the strength in the Alberta housing market where oil and gas prices remain high and unemployment rate remains low.

	Three months ended March 31
(Millions)	2005	2004

Sales revenue	$55	$41
Operating costs	(42)	(33)

Total	$13	$8

Lot sales during the first quarter of 2005 increased by 97% to 588 units compared to 298 units during the same period in 2004. Home sales was 106 units compared to 163 units during the same period in 2004, merely a reflection of timing of closings. Lot and home sales for the past two years, including lots sold to third-party homebuilders, are as follows:

	Three months ended March 31
	Home sales		Lot sales
(Units)	2005	2004	2005	2004

Alberta	98	131	567	271
Ontario	8	32	—	—
Colorado	—	—	21	27

Total	106	163	588	298

INTEREST AND OTHER

Interest and other income include interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income for the first quarter of 2005 decreased to $11 million compared with $14 million during the same period in 2004, which included the completion of the company’s residential condominium development project in Toronto.

UNALLOCATED COSTS

Unallocated costs were $94 million for the three months ended March 31, 2005, compared with $89 million during the same period in 2004. The amounts are comprised of interest expense, administrative and development expenses and minority interests of others in properties, as follows:

(a) Interest expense

Interest expense, including preferred share dividends reclassified to interest expense as discussed in Note 2 of the interim financial statements, increased to $80 million in the first quarter of 2005, compared with $74 million in 2004. This increase relates to the preferred dividends paid on class AAA series K and I which were issued subsequent to the first quarter of 2004.

(b) Administrative and development expenses

Administrative costs for the first quarter of 2005 increased slightly to $11 million from $10 million in 2004, reflecting the impact of foreign exchange fluctuations.

(c) Minority interests of others in properties

Minority interests of others in properties consist of earnings attributable to interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and 100%-owned subsidiaries.

During the first quarter ended in 2005, dividends paid on shares issued by the company’s subsidiaries decreased to $2 million from $39 million during the same period in 2004 which included the impact of the redemption of $120 million of preferred shares issued by the company’s subsidiaries in October 2004, and the payment of a special dividend in March 2004. Minority interest of others in BPO Properties was $1 million during the first quarter ended 2005 compared with $(34) million during the same period in 2004, which included the payment of a special dividend.

16	Brookfield Properties Corporation

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

		Three months ended March 31
(Millions)	Type	2005	2004

BPO Properties	Redeemable preferred shares*	$2	$2
BPO Properties	Common shares	—	36
100%-owned subsidiaries	Redeemable preferred shares*	—	1

Dividends - shares of subsidiaries		$2	$39

BPO Properties	Participating interests	$1	$(34)
Brookfield Financial Properties	Participating interests	—	—

Minority interests of others in subsidiary earnings		$1	$(34)

Total		$3	$5

*Non-participating

DEPRECIATION EXPENSE

Depreciation expense was $36 million during the first quarter of 2005, an increase of $2 million over the $34 million incurred for the same period in 2004 with the addition of the Washington properties subsequent to the first quarter of 2004, as well as the addition of Three World Financial Center and Hudson’s Bay Centre from development properties.

NET INCOME

Net income for the three months ended March 31, 2005 totaled $43 million ($0.18 per share) compared to $52 million ($0.22 per share) during the same period in 2004. The decrease relates to the leasing fee of $16 million ($0.04 per share) realized upon the successful completion of the sublease at 300 Madison Avenue in 2004.

	Three months ended March 31
(Millions, except per share information)	2005	2004

Net income	$43	$52
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$42	$51

Weighted average common shares outstanding - diluted	234.9	236.2
Net income per share - diluted	$0.18	$0.22

Q1/2005 INTERIM REPORT	17

QUARTERLY RESULTS

The 2004 and 2003 results by quarter are as follows:

	Q1		Q2		Q3		Q4
(Millions, except per share amounts)	2004	2003	2004	2003	2004	2003	2004	2003

Total revenue and gains	$326	$295	$381	$301	$345	$320	$390	$447

Net operating income
Commercial property operations
Operating income from commercial properties	179	142	166	141	168	141	170	144
Operating income from properties sold	—	8	—	11	—	10	—	—
Lease termination income and gains	—	—	60	—	—	—	—	100

Total commercial property operations	179	150	226	152	168	151	170	244

Development and residential income	8	7	10	7	11	7	13	10
Interest and other	14	15	11	14	11	16	11	17

	201	172	247	173	190	174	194	271

Expenses
Interest	74	73	77	72	77	70	81	68
Administrative and development	10	11	11	11	10	11	10	11
Interests of others in properties	5	5	6	5	5	6	4	5

	112	83	153	85	98	87	99	187

Depreciation and amortization	34	18	35	20	37	20	39	21
Unrealized foreign exchange on preferred share restatement	(4)	9	(2)	11	28	1	41	8
Taxes and other non-cash items	30	18	47	17	22	21	17	46

Net income	$52	$38	$73	$37	$11	$45	$2	$112

Funds from operations per share — diluted
Prior to lease termination income and gains	$0.47	$0.34	$0.40	$0.35	$0.41	$0.37	$0.42	$0.37
Lease termination income and gains	—	—	0.25	—	—	—	—	0.42

	$0.47	$0.34	$0.65	$0.35	$0.41	$0.37	$0.42	$0.79

Net income per share — basic
Prior to lease termination income and gains	$0.22	$0.15	$0.17	$0.15	$0.05	$0.19	$—	$0.18
Lease termination income and gains	—	—	0.15	—	—	—	—	0.29

	$0.22	$0.15	$0.32	$0.15	$0.05	$0.19	$—	$0.47

Net income per share — diluted
Prior to lease termination income and gains	$0.22	$0.15	$0.16	$0.15	$0.05	$0.19	$—	$0.18
Lease termination income and gains	—	—	0.15	—	—	—	—	0.29

	$0.22	$0.15	$0.31	$0.15	$0.05	$0.19	$—	$0.47

Notes:

(i)	The 2004 and 2003 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities.

(ii)	Per share amounts include the effect of the three-for-two common stock split.

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Report or Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial

18	Brookfield Properties Corporation

properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates.

Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates on renewal as compared to previous years. The company is, however, substantially protected against these short-term market conditions, since most of the company’s leases are long-term in nature with an average term of ten years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $600 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction affects income.

At March 31, 2005, the company had foreign exchange contracts to sell a notional amount of C$380 million at a weighted average exchange rate of C$1.00 = US$0.82, maturing in April 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at March 31, 2005 was a loss of $2 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$310 million at a weighted average exchange rate of US$1.00 = C$1.22, maturing in April 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at March 31, 2005 was a gain of $2 million.

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 73% of the company’s net operating income or 69% of the company’s funds from operations are derived from the U.S. The company’s residential land development operations are focused in five markets: Calgary, Edmonton, and Toronto in Canada and Denver and Austin in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 17 of the consolidated interim financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments - Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $12 million for the three months ended March 31, 2005 (three months ended March 31, 2004 - $8 million) have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and amortization of net of issue costs. Income for 2004 and opening retained earnings at January 1, 2005 are similarly impacted by $80 million. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.

Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consol-

Q1/2005 INTERIM REPORT	19

idation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.

FORWARD-LOOKING STATEMENTS

This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of: future cash flows and probabilities in assessing net recoverable amounts and net realizable value, the allocation of the purchase price to components of commercial properties acquired, depreciation and amortization, the company’s ability to utilize tax losses, hedge effectiveness, the volatility of the company’s stock price, the expected life of options and applicable risk free interest rate for calculating stock based compensation, and fair value for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included on page 17. The interrelated and complex nature of these factors prevents Brookfield from quantifying the overall impact of movements on the company’s financial statements.

ADDITIONAL INFORMATION

A supplementary information package with more detailed financial information is posted on Brookfield’s Web site and should be read in conjunction with this Interim Report.

Craig J. Laurie
Senior Vice President and Chief Financial Officer

April 27, 2005

DIVIDENDS PAID

Dividends paid per share by the company during the first three months of 2005 and in year 2004 are as follows:

	Mar. 31, 2005	Dec. 31, 2004

Common shares(1) (US$)	$0.1100	$0.4200
Class A preferred shares (C$)	0.0469	0.1875
Class AA Series E preferred shares (C$)	0.1859	0.7061
Class AAA Series A preferred shares (C$)	—	—
Class AAA Series B preferred shares (C$)	—	—
Class AAA Series C preferred shares (C$)	—	—
Class AAA Series D preferred shares (C$)	—	—
Class AAA Series E preferred shares (C$)	0.1834	0.7028
Class AAA Series F preferred shares (C$)	0.3750	1.5000
Class AAA Series G preferred shares (US$)	0.3281	1.3125
Class AAA Series H preferred shares (C$)	0.3594	1.4375
Class AAA Series I preferred shares (C$)	0.3250	1.3000
Class AAA Series J preferred shares (C$)	0.3125	0.8333
Class AAA Series K preferred shares (C$)	0.3250	0.2486

(1)	Per share amounts include the effect of the three-for-two common stock split.

20	Brookfield Properties Corporation

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

Unaudited
(Millions)	Note	Mar. 31, 2005	Dec. 31, 2004	(1)

Assets
Commercial properties	3	$6,977	$6,693
Development properties	4	469	716
Receivables and other	5	743	698
Marketable securities	6	311	285
Cash and cash equivalents		76	112

		$8,576	$8,504

Liabilities
Commercial property debt	7	$4,616	$4,550
Accounts payable and other liabilities	8	432	424
Future income tax liability	9	116	96
Capital securities	10	1,060	1,069

Shareholders’ interests
Minority interests of others in properties	11	54	53
Preferred shares
Subsidiaries	12	317	320
Corporate	12	45	45
Common shares	13	1,936	1,947

		$8,576	$8,504

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation.”

See accompanying notes to the consolidated interim financial statements.

Q1/2005 INTERIM REPORT	21

CONSOLIDATED STATEMENT OF INCOME

Unaudited		Three months ended March 31
(Millions, except per share amounts)	Note	2005	2004	(1)

Total revenue		$335	$326

Net operating income
Commercial property operations		$169	$179
Development and residential operations		13	8
Interest and other		11	14

		193	201

Expenses
Interest	2	80	74
Administrative and development		11	10
Interests of others in properties		3	5

		99	112

Depreciation and amortization		36	34
Unrealized foreign exchange on preferred share restatement	2	—	(4)
Taxes and other non-cash items	9	20	30

Net income		$43	$52

Net income per share — basic and diluted	13	$0.18	$0.22

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA Handbook section 3861, “Financial Instrument — Disclosure and Presentation.”

See accompanying notes to the consolidated interim financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Unaudited		Three months ended March 31
(Millions)	Note	2005	2004 (1)

Retained earnings, beginning of period	2	$787	$777
Net income		43	52
Shareholder distributions
Preferred share dividends	2	(1)	(1)
Common share dividends		(25)	(23)
Amount paid in excess of the book value of common shares purchased for cancellation		(21)	(7)

Retained earnings, end of period		$783	$798

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation.”

See accompanying notes to the consolidated interim financial statements.

22	Brookfield Properties Corporation

CONSOLIDATED STATEMENT OF CASHFLOW

Unaudited		Three months ended March 31
(Millions)	Note	2005	2004 (1)

Operating activities
Net income		$43	$52
Depreciation and amortization		36	34
Unrealized foreign exchange on preferred share restatement		—	(4)
Taxes and other non-cash items		20	30

		99	112

Commercial property tenant improvements		(34)	(8)
Other		(75)	185

		(10)	289

Financing activities and capital distributions
Commercial property debt arranged		98	205
Commercial property debt repayments		(24)	(291)
Other advances		1	1
Common shares issued		1	7
Common shares of Brookfield acquired		(31)	(11)
Cashflow retained from (distributed to) other shareholders of subsidiaries		2	(33)
Preferred share dividends		(1)	(1)
Common share dividends		(25)	(23)

		21	(146)

Investment activities
Marketable securities		(26)	(50)
Acquisitions of real estate, net	16	—	(79)
Dispositions of real estate, net	16	—	19
Development and redevelopment investments		(19)	(14)
Capital expenditures		(2)	(3)

		(47)	(127)

(Decrease) increase in cash resources		(36)	16
Opening cash and cash equivalents		112	132

Closing cash and cash equivalents		$76	$148

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation.”

See accompanying notes to the consolidated interim financial statements.

Q1/2005 INTERIM REPORT	23

Notes to the Consolidated Interim Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.

NOTE 2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments - Disclosure and Presentation,” retroactively with restatement of prior periods. This amendment requires financial instruments that may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ interests were reclassified to liabilities under the caption “Capital securities.” Consistent with their presentation as liabilities, dividends paid on these preferred shares of $12 million for the three months ended March 31, 2005 (three months ended March 31, 2004 - $8 million) have also been reclassified to interest expense. The retroactive adoption of this amendment resulted in an adjustment to opening retained earnings at January 1, 2004 of $20 million representing the cumulative foreign exchange impact of Canadian denominated capital securities and amortization of net of issue costs. Income for 2004 and opening retained earnings at January 1, 2005 are similarly impacted by $80 million. Effective January 1, 2005, certain of these capital securities have been designated as hedges for accounting purposes to manage the company’s foreign currency exposure in respect to its Canadian denominated net investments.

Effective January 1, 2005, the company adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). This guideline provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. AcG 15 essentially harmonizes Canadian generally accepted accounting principles (GAAP) with the equivalent US standard, which the company adopted in its December 31, 2004 financial statements for purposes of reconciling to US GAAP. The adoption of this standard did not have a material impact on the company.

NOTE 3. COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Commercial properties	$7,588	$7,272
Less: accumulated depreciation	(611)	(579)

Total	$6,977	$6,693

NOTE 4. DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Commercial developments	$124	$399
Residential development land	345	317

Total	$469	$716

24	Brookfield Properties Corporation

NOTE 5. RECEIVABLES AND OTHER

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Receivables and real estate mortgages	$479	$435
Prepaid expenses and other assets	259	259
Non-core real estate assets held for sale	5	4

Total	$743	$698

NOTE 6. MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds with a fair value approximately equal to its book value and an average yield of 2.6%. The portfolio matures over the period of 2005 to 2007.

NOTE 7. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 89% of the company’s commercial property debt is due after 2006.

	Weighted Average	Principal Repayments						Mar. 31,	Dec. 31,
	Interest Rate at	Remainder					2010 &	2005	2004
(Millions)	Mar. 31, 2005	2005	2006	2007	2008	2009	Beyond	Total	Total

Commercial property debt	6.5%	$139	$367	$624	$267	$183	$3,036	$4,616	$4,550

Commercial property debt includes $935 million (2004 - $945 million) repayable in Canadian dollars of C$1,132 million (2004 -C$1,134 million). The weighted average interest at March 31, 2005 was 6.5% (2004 - 6.5%).

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million. This facility had a floating interest rate of approximately 4% and was drawn in the amount of $118 million as at March 31, 2005.

NOTE 8. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Accounts payable	$294	$289
Other obligations	138	135

Total	$432	$424

Other obligations are comprised mainly of debt attributable to the land development business of $138 million (2004 - $135 million) and are primarily recourse in nature to subsidiaries of the company. The weighted average interest rate on these advances as at March 31, 2005 was 4.5% (2004 - 4.2%). Advances totaling $110 million are due by the end of 2005, and the remaining balances are due prior to 2008.

NOTE 9. INCOME TAXES

Future income tax liability consists of the following:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Future income tax liabilities related to difference in tax and book basis, net	$585	$568
Future income tax assets related to non-capital losses	(469)	(472)

Total	$116	$96

The future income tax liability relates primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $282 million (2004 - $277 million) that relate to non-capital losses which expire over the next ten years, and $45 million (2004 - $45 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $142 million (2004 - $150 million) that relate to net operating losses which expire over the next 16 years.

Q1/2005 INTERIM REPORT	25

The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $400 million (2004 - $400 million) which also expire over the next 10 years. The components of income tax expense are as follows:

	Three months ended March 31
(Millions)	2005	2004

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2004 - 35%)	$22	$30
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	3
Higher income taxes in other jurisdictions	1	1
Minority shareholders’ interests in income tax expense	(1)	(1)
Tax assets previously not recognized	(8)	(3)
Non-taxable portion of capital gains	—	(1)
Other	1	1

Total	$20	$30

NOTE 10. CAPITAL SECURITIES

The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Mar. 31, 2005	Dec. 31, 2004

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$165	$167
Class AAA Series F	8,000,000	8,000,000	6.00%	165	167
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	165	167
Class AAA Series I	8,000,000	8,000,000	5.20%	165	167
Class AAA Series J	8,000,000	8,000,000	5.00%	165	167
Class AAA Series K	6,000,000	6,000,000	5.20%	125	124

Total				$1,060	$1,069

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12- months commencing December 31, 2012 and decreasing by C$0.33 each 12- month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

26	Brookfield Properties Corporation

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then- applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 11. MINORITY INTERESTS OF OTHERS IN PROPERTIES

Minority interests of others in properties include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Equity Ownership	Mar. 31, 2005	Dec. 31, 2004

Common shares of BPO Properties	11.0%	$43	$42
Limited partnership units of Brookfield Financial Properties	0.6%	11	11

Total		$54	$53

NOTE 12. PREFERRED SHARES: SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding at March 31, 2005 totaled $362 million (2004 - $365 million). The details are as follows:

a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

	Shares		Cumulative
(Millions, except share information)	Outstanding	Series	Dividend Rate	Mar. 31, 2005	Dec. 31, 2004

BPO Properties
	1,805,489	Series G	70% of bank prime	$37	$38
	3,816,527	Series J	70% of bank prime	79	80
	300	Series K	30-day BA + 0.4%	123	124
	2,847,711	Series M	70% of bank prime	59	59
	800,000	Series N	30-day BA + 0.4%	17	17

				$315	$318
100%-owned subsidiaries				2	2

Total				$317	$320

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shares are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

Q1/2005 INTERIM REPORT	27

b) Corporate

The company has the following preferred shares authorized and outstanding:

(Millions, except share information)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2005	Dec. 31, 2004

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.

The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

NOTE 13. COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	Mar. 31, 2005	Dec. 31, 2004

Common shares	$1,071	$1,080
Retained earnings and cumulative translation adjustment	865	867

Total	$1,936	$1,947

Retained earnings and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $82 million (2004 - $80 million).

Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2005	2004

Net income	$43	$52
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$42	$51

Weighted average common shares outstanding - basic	232.9	234.3
Unexercised options	2.0	1.9

Weighted average common shares outstanding - diluted	234.9	236.2

On February 9, 2005, the Board of Directors approved a three-for-two stock split in the form of a stock dividend payable on March 31, 2005 to shareholders of record on March 15, 2005. The weighted average common shares outstanding for the three months ended March 31, 2004 have been restated to reflect the three-for-two stock split on March 31, 2005.

NOTE 14. STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

During the first quarter of 2005, the company granted 763,000 stock options on a post-split basis under the Share Option Plan with an exercise price of $24.40 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility, a weighted average dividend yield of 3.5% and an interest rate of 4.1%. The resulting fair value of $2 million (2004 - $6 million) is charged to expense over the vesting period of the options granted.

28	Brookfield Properties Corporation

NOTE 15. GUARANTEES, CONTINGENCIES AND OTHER

(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated interim financial statements of the company.

NOTE 16. OTHER INFORMATION

(a) At March 31, 2005, the company had foreign exchange contracts to sell a notional amount of C$380 million at a weighted average exchange rate of C$1.00 = US$0.82, maturing in April 2005, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at March 31, 2005 was a loss of $2 million which is reflected in the cumulative translation adjustment account. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$310 million at a weighted average exchange rate of US$1.00 = C$1.22, maturing in April 2005, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at March 31, 2005 was a gain of $2 million.

(b) As at March 31, 2005, Brookfield had approximately $214 million (December 31, 2004 — $216 million) of indebtedness outstanding to Brascan Corporation and its affiliates.

(c) Supplemental cashflow information

	Three months ended March 31
(Millions)	2005	2004

Investing activities
Acquisitions of real estate	—	$(254)
Mortgages assumed by purchasers	—	175

	—	$(79)

Dispositions of real estate	—	$35
Mortgages assumed by purchasers	—	(16)

	—	$19

Cash taxes paid were $3 million (2004 — $2 million). Cash interest paid totaled $72 million (2004 - $70 million).

Q1/2005 INTERIM REPORT	29

NOTE 17. SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location for the three months ended March 31:

	United States		Canada		Total
(Millions)	2005	2004	2005	2004	2005	2004

Commercial property operations
Rental revenues	$194	$196	$75	$75	$269	$271
Expenses	71	60	29	32	100	92

	123	136	46	43	169	179

Development and residential
Revenues	2	2	53	39	55	41
Expenses	2	2	40	31	42	33

	—	—	13	8	13	8

Other revenues	2	5	9	9	11	14

Operating income	125	141	68	60	193	201
Interest expense	56	54	24	20	80	74
Administrative and development	6	5	5	5	11	10
Interests of others in properties	—	1	3	4	3	5

	63	81	36	31	99	112

Depreciation and amortization	25	23	11	11	36	34
Unrealized foreign exchange on preferred share restatement					—	(4)
Taxes and other non-cash items					20	30

Net income					$43	$52

Acquisitions of real estate, net	—	$18	—	$61	—	$79
Dispositions of real estate, net	—	(3)	—	(16)	—	(19)
Commercial property tenant improvements	30	6	4	2	34	8
Development and redevelopment investments	17	12	2	2	19	14
Capital expenditures	2	2	—	1	2	3

	United States		Canada		Total
	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
(Millions)	2005	2004	2005	2004	2005	2004

Assets
Commercial properties	$5,369	$5,093	$1,608	$1,600	$6,977	6,693
Development properties	80	326	389	390	469	716
Receivables and other	378	357	365	341	743	698
Marketable securities	—	—	311	285	311	285
Cash and cash equivalents	43	49	33	63	76	112

	$5,870	$5,825	$2,706	$2,679	$8,576	8,504

30	Brookfield Properties Corporation

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at
	March 31, 2005	Symbol	Stock Exchange

Common Shares	232,332,041	BPO	New York / Toronto

Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—

Class AA Preferred Shares
Series E	2,000,000	Not listed	—

Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June,	Last day of March, June,
	September and December	September and December

Class A Preferred Shares
Series A, B	First day of March and	15th day of March and
	September	September

Class AA Preferred Shares
Series E	15th day of March, June,	Last day of March, June,
	September and December	September and December

Class AAA Preferred Shares
Series E, F, G, H, I, J and K	15th day of March, June,	Last day of March, June,
	September and December	September and December

(1)All dividends are subject to declaration by the company’s Board of Directors.

(2)Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2001		2002	2003	2004	2005

March 31	$—		$0.07	$0.07(5)	$0.10	$0.11
June 30	0.09		0.07	0.07	0.10	0.18
September 30	0.07	(4)	0.07	0.10	0.11
December 31	0.07		0.07	0.10	0.11

(3) Adjusted to reflect the three-for-two stock split effective March 31, 2005.

(4) Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment.

(5) Excludes the distribution of Brookfield Homes Corporation.

Q1/2005 INTERIM REPORT

31

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.

BROOKFIELD PROPERTIES CORPORATION

One Liberty Plaza	BCE Place, Bay Wellington Tower
165 Broadway, 6th Floor	181 Bay Street, Suite 330
New York, New York 10006	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7196	Fax: (416) 369-2301
www.brookfieldproperties.com

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window
Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.